Exhibit 99.1

Jaguar Reports Q2 2015 Gold Production and Financing Update

TSX-V: JAG

•	19,184 ounces of gold were sold in Q2 2015, compared to 24,002 ounces in Q2 2014
•	20,682 ounces of gold were produced in Q2 2015, compared to 23,867 ounces in Q2 2014
•	Turmalina produced 10,420 ounces of gold in Q2 2015 compared to 13,190 ounces in Q2 2014
•	Caeté produced 10,262 ounces of gold in Q2 2015 compared to 10,677 in Q2 2014
•	Jaguar maintains but guides to the lower half of its 2015 annual gold production guidance of 92,000 to 102,000 ounces
•	Cash and bullion at June 30, 2015 of approximately $6.8 million, including approximately $1.9 million of unsold refined gold

All Dollar amounts are in thousands of U.S. dollars unless stated otherwise

TORONTO, July 14, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX-V: JAG) reported gold production of 20,682 ounces in Q2 2015 (Q2 2014 – 23,867 ounces).  210,000 tonnes of ore were processed in Q2 2015 (Q2 2014 – 263,000 tonnes) at an average grade of 3.4 grams per tonne (Q2 2014 – 3.11 grams per tonne).

The tonnes milled decreased in Q2 2015 by 20% compared to Q2 2014 primarily due to the sequencing of mining activities, where higher grade wider zones were unavailable in Q2 2015, and due to a scheduled mill maintenance shutdown at the Turmalina mine.

The average grade milled increased by 9% compared to Q2 2014, mainly due to better mined grades at the Pilar Mine. Mill recoveries for the quarter averaged 90% (Q2 2014 - 88%).

Production	Q2 2015			Q2 2014
	Turmalina	Caeté	Total	Turmalina	Caeté	Total
Tonnes milled	94,000	116,000	210,000	107,000	156,000	263,000
Recovery	90%	90%	90%	88%	88%	88%
Head grade (grams/tonne)	3.9	3.0	3.4	4.1	2.4	3.1
Gold ounces:
Produced	10,420	10,262	20,682	13,190	10,677	23,867
Sold	9,610	9,574	19,184	13,481	10,521	24,002
Exploration and definition drilling (meters)	6,104	5,312	11,416	4,739	5,382	10,121
Average realized gold price (US$/ounce)			1,189			1,280

Commenting on Q2 2015 production results, George Bee, President and CEO of Jaguar, stated: "Production in terms of both grade and tonnage was lower than anticipated during Q2 2015 at the Turmalina Mine, as a consequence of ground conditions and delays in accessing key high grade areas. Corrective action has been taken, which includes the addition of shotcrete in the affected areas allowing programmed mining to resume. We plan to be back on track and mine the affected areas in H2 2015.

The Pilar mine continues to perform at or above plan, while our targeted exploration program to extend the three main ore shoots has successfully intercepted wide zones of high grade mineralization.  We are currently developing mine plans to assess the economics related to restarting both primary and secondary development activities at Pilar.  We plan on finalizing our assessment during Q3 2015.

We maintain our gold production guidance of 92,000-102,000 ounces for 2015, but guide to the lower half of the range."

Details of the Company's financial performance, including capital and operating costs, will be included in its second quarter 2015 financial results.

Financing Update

The Company has not closed its previously announced offering of senior secured convertible debentures (see Jaguar's news release dated June 2, 2015) and continues to be in active discussions with multiple parties, including it's senior lenders, regarding financing and strategic alternatives.

Operationally, the Company continues to execute on its 2015 business plan, which is considered to be a pivotal strategy to profitability.

By way of a corporate update on the business and financing plan, the following key factors have affected the Company thus far in 2015:

1.	Devaluation of the Brazilian Real in relation to the US dollar,
2.	Better than expected performance from the Pilar Mine,
3.	Delayed extraction of higher grades from the Turmalina Mine until H2 2015,
4.	Success in recovering taxes from both Federal and Provincial governments,

In light of these developments, the Company will continue to review its needs and alternatives with respect to cash expenditures and operational activities, all in the context of what financing or strategic alternatives may be available, if any.

Cash and gold bullion, as at	June 30, 2015	December 31, 2014
Cash	4,776	7,161
Gold bullion	2,063	1,801
Total cash and gold bullion	6,839	8,962

During Q2 2015, the Company repaid $3 million of principal on its senior secured credit facility, while on a year-to-date basis, the Company repaid $6 million.

Since July 2014, the Company has been successful in significantly reducing its financial leverage and has repaid US$12 million of senior secured indebtedness resulting in an outstanding balance of US$8.4 million as at June 30, 2015.

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial and operational outlooks or assurance that such results will be achieved. The actual results of Jaguar will likely vary from the amounts set forth in the financial and operational outlooks and such variation may be material. Jaguar and its management believe that the financial and operational outlooks have been prepared on a reasonable basis, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected production, grades, tones milled, recovery rates, cash operating costs, and definition/delineation drilling, in addition to overall expenditures and results of operations during 2015. However, because this information is highly subjective and subject to numerous risks, including the risks discussed below, it should not be relied on as necessarily indicative of future results.   Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not meeting the forecast plans regarding its operations and financial performance, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

Non-IFRS  Measures.
This press release provides certain financial measures that do not have a standardized meaning prescribed by IFRS. Readers are cautioned to review the above stated footnotes where the Company expanded on its use of non-IFRS measures.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 08:15e 14-JUL-15